                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                  OMB Number         3235-0145
                                                  Expires:    October 31, 1994
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                                                  hours per response.....14.90
                                                  ----------------------------

                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                             Telemundo Group, Inc.
                             ---------------------
                                (Name of Issuer)


                          Common Stock $.01 Par Value
                          ---------------------------
                         (Title of Class of Securities)


                              87943M306/87943M405
                                   ---------
                                (CUSIP Number)

 Alan J. Barton, Esq., Paul, Hastings, Janofsky & Walker, 555 S. Flower Street,
 ------------------------------------------------------------------------------
                   23rd Floor, Los Angeles, CA 90071-2371
                   --------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 30, 1994
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------------------                      -------------------------
CUSIP No.     87943M306/87943M405                      Page  2  of ______ Pages
- ---------------------------------                      -------------------------
- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hernandez Partners
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    California
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      499,999 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    499,999 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.99%**
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------------                      -------------------------
CUSIP No.     87943M306/87943M405                      Page  3  of ______ Pages
- ---------------------------------                      -------------------------
- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GRS Partners II
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      33,333 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,333 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .33% **
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------------                      -------------------------
CUSIP No.     87943M306/87943M405                      Page  4  of ______ Pages
- ---------------------------------                      -------------------------
- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Value Realization Fund, L.P.
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      66,666 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,666 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .67% **
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 4. Purpose of Transaction.

               The responses to Items 3, 5 and 6 are incorporated herein by this reference.

               Each of the Reporting Persons acquired beneficial ownership of the Shares to which this statement on Schedule 13D relates for investment purposes. The Reporting Persons have entered into a Shareholders Agreement, dated as of December 20, 1994 (the "Shareholders Agreement"), by and among the Reporting Persons, TLMD, Bastion Capital Fund, L.P., a Delaware limited partnership ("Bastion") and Leon Black ("Black")(TLMD, Bastion and Black are referred to herein as the "Other Shareholders"), pursuant to which each of the parties has agreed, during the term of the Shareholders Agreement and subject to the provisions thereof (including the continued ownership of a specified minimum number of Series B Shares, as set forth in the Shareholders Agreement), among other things, to use its reasonable best efforts to cause two nominees of TLMD, Black (or his nominee), a nominee of Bastion and a nominee of HP to be elected to the Board of Directors of the Issuer. A copy of the Shareholders Agreement is attached hereto as Exhibit
     10.1. Effective December 30, 1994, Roland A. Hernandez became a director of the Issuer. Mr. Hernandez was elected president and chief executive officer of the Issuer on March 9, 1995, and he will exercise the power and authority of these offices from time to time.

               Pursuant to the Shareholders Agreement, HP, GRS, Value and the Other Shareholders have agreed that Shares Beneficially Owned (as defined in the Shareholders Agreement) by each of them will be voted by a Voting Committee comprised of three members, one of which will be appointed by TLMD, one of which will be appointed by Bastion, and one of which is an Independent Member (as defined in the Shareholders Agreement). The parties to the Shareholders Agreement have appointed the Voting Committee as their attorney-in-fact and proxy to vote all Shares owned by such parties as to which a vote of the shareholders is required. As of the date of the filing of this statement, based on information provided to the Reporting Persons by the Other Shareholders, the Reporting Persons and the Other Shareholders own an aggregate of approximately 54.9% of the Series B Shares outstanding and approximately 36.08% of the total Shares (Series A and Series B) outstanding. The Issuer's Restated Certificate of Incorporation (the "Certificate") provides that the Series B Shares, while outstanding, shall be entitled to elect a majority of the Board of Directors of the Issuer. As a consequence of the foregoing, the Series B Shares presently owned by HP, GRS, Value and the Other Shareholders and voted by the Voting Committee are expected to have the ability to cause the nominees of each of TLMD, Black, Bastion and HP to be elected to the Board of Directors of the Issuer and may give the Reporting Persons and the Other Shareholders the power to control or influence the Issuer, which power may be exercised from time to time. Pursuant to the provisions of the Certificate, Series B Shares will automatically convert to Series A Shares upon the Transfer (as described in the Certificate) of such Series B Shares other than to a Permitted Transferee (as defined in the Certificate) or upon the earlier to occur of December 30, 1999 or such time as there are less than 2,000,000 shares of Series B Shares issued and outstanding.

               The Shareholders Agreement also provides that in the event TLMD or any Apollo Permitted Transferee (as defined in the Shareholders Agreement) proposes to sell any Shares, Shareholders shall have the right to participate in such sale on a pro rata basis.

               As a result of the provisions of the Shareholders Agreement relating to the nomination and election of directors and the acquisition and disposition of Shares set forth therein, the Reporting Persons and the Other Shareholders may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-4, the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in Item 2 hereto is, for the purposes of Section 13(d) or 13(g) of the Exchange Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any Shares held by other members of any such group.

               Except as disclosed in this Item 4, each Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
     Schedule 13D.

                                  SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

     Dated:  March 15, 1995


                                       HERNANDEZ PARTNERS


                                       By: /s/ Roland A. Hernandez
                                          _______________________________
                                          Roland A. Hernandez
                                          General Partner

                                  SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated:  March 15, 1995


                                       THE VALUE REALIZATION FUND, L.P.

                                       By: Canpartners Investments III, L.P.
                                           its General Partner


                                          By: Canyon Capital Management, L.P.
                                              its General Partner


                                          By: Canpartners Incorporated,
                                              its General Partner

                                             By: /s/ Mitchell R. Julis
                                                 ____________________________
                                                 Mitchell R. Julis
                                                 Vice President

                                  SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

     Dated:  March 15, 1995


                                       GRS PARTNERS II


                                       By: /s/ Paul Meister
                                          _______________________________
                                          Paul Meister, Vice President of
                                          Grosvenor Capital Management, Inc.
                                          General Partner of Grosvenor Capital
                                          Management, L.P., Administrator of
                                          GRS Partners II